UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Seaspan Corporation

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

Series A Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

Graham Porter

c/o Tiger Container Shipping Company Limited

Walker House

87 Mary Street

George Town, Grand Cayman

Cayman Islands

Telephone: +1 (345) 949 0100

With a copy to:

Paul Strecker

Shearman & Sterling

12th Floor, Gloucester Tower

15 Queen’s Road Central

Hong Kong

Telephone: +852 2978 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on the following pages]

SCHEDULE 13D

CUSIP No. Y75638109	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tiger Container Shipping Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,945,897 Class A Common Shares 20,000 Series A Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,945,897 Class A Common Shares 20,000 Series A Preferred Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,945,897 Class A Common Shares 20,000 Series A Preferred Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% of Class A Common Shares 10.0% of Series A Preferred Shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. Y75638109	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thetis Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. Y75638109	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Graham Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada and United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,965,949 Class A Common Shares 20,000 Series A Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,965,949 Class A Common Shares 20,000 Series A Preferred Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,965,949 Class A Common Shares 20,000 Series A Preferred Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Class A Common Shares 10.0% of Series A Preferred Shares
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D amends the statement on Schedule 13D originally filed by Tiger Container Shipping Company Limited (“Tiger”) and Graham Porter on August 19, 2005 and amended on February 23, 2009, March 12, 2010, December 14, 2011 and February 6, 2012 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) relating to the Class A common shares, par value $0.01 per share (the “Common Shares”) and the Series A preferred shares, par value $0.01 per share (the “Preferred Shares”) of Seaspan Corporation, a company organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The principal executive offices of the Issuer are located at Unit 2, 7th Floor, Bupa Center, 141 Connaught Road West, Hong Kong, China.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	This Schedule 13D is being filed by Tiger, Mr. Porter and Thetis Holdings Ltd., a corporation organized under the laws of the Cayman Islands (“Thetis”, and together with Tiger and Mr. Porter, the “Reporting Persons”).

(b)	The address of the principal business office of the Reporting Persons is:

Walker House

87 Mary Street

George Town

Grand Cayman

Cayman Islands

(c)	Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. Thetis is an investment holding company that is controlled by Mr. Porter. Mr. Porter is a managing director, deputy chairman and director of Seaspan Management Services Limited (“SMSL”), the manager of the Issuer, where he plays a role in the services provided to the Issuer. Mr. Porter also serves as a director and officer of Seaspan Advisory Services Limited, a subsidiary of SMSL.

(d)-(e)	None of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, the executive officers or directors of Tiger or Thetis has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Tiger and Thetis is a Cayman Islands exempted company, and Mr. Porter is a resident solely of Hong Kong and a citizen of the United Kingdom and Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of the eighth paragraph of Item 3:

“Pursuant to a letter agreement dated August 15, 2012 (the “Letter Agreement”), Thetis sold 1,055,182 Common Shares to Deep Water Holdings, LLC at a price of $17.39 per share on August 23, 2012. A copy of the Letter Agreement is attached hereto as Exhibit H and incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of this Schedule 13D are hereby amended and restated in their entirety to read as follows:

“Tiger is the beneficial owner of, and has the sole power to vote and dispose of (i) 4,945,897 Common Shares, representing 8.2% of the Common Shares, and (ii) 20,000 Preferred Shares, representing 10.0% of the Preferred Shares.

Thetis is no longer a beneficial owner of any securities of the Issuer.

Mr. Porter is the beneficial owner of, and has the sole power to vote and dispose of (i) 4,965,949 Common Shares, representing 7.9% of the Common Shares, and (ii) 20,000 Preferred Shares, representing 10.0% of the Preferred Shares. This includes 4,945,897 Common Shares held by Tiger and 20,052 Common Shares held by Mr. Porter himself.

The percentages of the classes of securities identified pursuant to Item 1 beneficially owned by each of Tiger and Mr. Porter are based on 62,985,708 Common Shares and 200,000 Preferred Shares outstanding as of June 30, 2012 as provided in the report on Form 6-K for the quarter ended June 30, 2012 filed with the SEC by the Issuer on August 6, 2012.”

The transactions during the past 60 days in respect of the Common Shares beneficially owned by Tiger are set forth on Schedule B hereto. Such purchases were either effected by Tiger in the open market or received directly from the Issuer through Tiger’s participation in the Issuer’s dividend reinvestment plan (“DRIP”). Except as reported in this Item 5, the Reporting Persons did not acquire or dispose of any Common Shares or Preferred Shares in the 60 days preceding the date of this Schedule 13D.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated August 30, 2012, by and among Tiger Container Shipping Company Limited, Thetis Holdings Ltd. and Graham Porter

B*	Letter Agreement, dated December 12, 2011, between Thetis Holdings Ltd. and Deep Water Holdings, LLC

C**	Share Purchase Agreement, dated January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, The Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

D**	Form of Lockup Agreement

E**	Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company, Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

F**	Registration Rights Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

G**	Amendment No. 1 to Amended and Restated Shareholders Rights Agreement, dated as of January 27, 2012, between Seaspan Corporation and American Transfer & Trust Company, LLC, as Rights Agent

H	Letter Agreement, dated August 15, 2012, between Thetis Holdings Ltd. and Deep Water Holdings, LLC

*	Filed as an Exhibit to the Schedule 13D filed by Tiger and Mr. Porter on December 14, 2011
**	Filed as an Exhibit to the Form 6-K filed by the Issuer on January 30, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

August 30, 2012

TIGER CONTAINER SHIPPING COMPANY LIMITED

By:	/s/ Graham Porter
	Name:	Graham Porter
	Title:	Authorized Person

THETIS HOLDINGS LTD.

By:	/s/ Graham Porter
	Name:	Graham Porter
	Title:	Authorized Person

GRAHAM PORTER

By:	/s/ Graham Porter

SCHEDULE B

Transactions in Common Shares During the Past 60 Days

Date of Purchase	Transaction Type	Quantity of Common Shares Purchased	Price Per Common Share ($)
August 22, 2012	DRIP	47,891.795	16.7560
August 22, 2012	Open Market Purchase	25,000	16.2497
August 23, 2012	Open Market Purchase	25,000	16.0902
August 24, 2012	Open Market Purchase	3,500	15.994286
August 28, 2012	Open Market Purchase	5,300	16.1936

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated August 30, 2012, by and among Tiger Container Shipping Company Limited, Thetis Holdings Ltd. and Graham Porter

B	Letter Agreement, dated December 12, 2011, between Thetis Holdings Ltd. and Deep Water Holdings, LLC

C	Share Purchase Agreement, dated January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, The Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

D	Form of Lockup Agreement

E	Escrow Agreement, dated as of January 27, 2012, among Canadian Stock Transfer Company, Inc., as Escrow Agent, Seaspan Corporation, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

F	Registration Rights Agreement, dated as of January 27, 2012, among Seaspan Corporation, Seaspan Management Services Limited, The Kevin Lee Washington Trust II, the Kyle Roy Washington 2005 Irrevocable Trust under agreement dated July 15, 2005 and Thetis Holdings Ltd.

G	Amendment No. 1 to Amended and Restated Shareholders Rights Agreement, dated as of January 27, 2012, between Seaspan Corporation and American Transfer & Trust Company, LLC, as Rights Agent

H	Letter Agreement, dated August 15, 2012, between Thetis Holdings Ltd. and Deep Water Holdings, LLC

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that Amendment No. 5 to Schedule 13D, dated August 30, 2012, with respect to the Class A common shares, par value $0.01 per share, and the Series A preferred shares, par value $0.01 per share, of Seaspan Corporation is, and any further amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of August, 2012.

Tiger Container Shipping Company Limited

By:	/s/ Graham Porter
	Name:	Graham Porter
	Title:	Authorized Person

Thetis Holdings Ltd.

By:	/s/ Graham Porter
	Name:	Graham Porter
	Title:	Authorized Person

Graham Porter

/s/ Graham Porter

EXHIBIT H

Deep Water Holdings, LLC

c/o Washington Corporations

101 International Way

P.O. Box 16630

Missoula, Montana 59808

August 15, 2012

Thetis Holdings Ltd.

Walker House, 87 Mary Street,

George Town, Grand Cayman KY1-9001,

Cayman Islands, BWI

Re:	SSW Share Purchase

Gentlemen:

This letter agreement (this “Letter”) confirms that Thetis Holdings Ltd. (“Thetis” or “you”), as seller, has agreed with Deep Water Holdings, LLC (“Deep Water” or “we” or “us”), as buyer, whereby Thetis will sell to Deep Water 1,055,182 shares that Thetis received as consideration from Seaspan Corporation for Thetis’ ownership in Seaspan Management Services Limited and kept in a separate brokerage account (the “Shares”) in the Class A Common Stock of Seaspan Corporation, at the price of US$17.39 per Share and Deep Water agrees to purchase the Shares, for cash payment in full, on settlement. The shares delivered by you to us will be subject to the Share Purchase Agreement (“SPA”) made by and among Seaspan Corporation, Seaspan Management Services Limited and the Owners of Seaspan Management Services Limited, dated January 27, 2012 and the applicable Lock Up Agreement(s) pursuant to the SPA. The Shares were originally acquired by Thetis pursuant to the terms and conditions set forth in the SPA.

The closing of the foregoing purchase and sale of the Shares will occur forthwith, by wire transfer by Deep Water to Thetis of the purchase money and a joint transfer direction given to American Stock Transfer & Trust Company, LLC in regard to the Shares.

The agreements made by you and us in this Letter are for the sole and exclusive benefit of Deep Water and Thetis and their respective affiliates and no third party shall be entitled to any rights, benefits or privileges in connection with this Letter.

This Letter shall be treated as confidential, unless and to the extent disclosure is required by law. This Letter shall be binding on and enforceable against you and us and this Letter shall be governed by the laws of the Marshall Islands. This Letter may be executed in any number of counterparts, any of which need not contain the signatures of more than one party, but all such counterparts together shall constitute one agreement.

[SIGNATURE PAGE FOLLOWS]

If the foregoing is consistent with your understanding, please execute one copy of this Letter and return it to us, whereupon this Letter shall reflect the binding agreement between Deep Water and Thetis on the subject matter hereof.

Very truly yours,
Deep Water Holdings, LLC
/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Accepted and Agreed:
Thetis Holdings Ltd.
By:	/s/ Graham Porter
Name:	Graham Porter
Title:	Director

IRREVOCABLE DIRECTION AND CONSENT

To:	American Stock Transfer & Trust Company, LLC (“AST”)

From:	Thetis Holdings Ltd. (“Thetis”) Deep Water Holdings, LLC (“Deep Water”) Seaspan Corporation (“Seaspan”)

Date:	August , 2012

Re:	Transfer of l,055,182 shares of Class A common shares of Seaspan (the “Shares”)

Reference is hereby made to an agreement effective August 15, 2012 between Thetis and Deep Water pursuant to which Thetis has agreed to sell the Shares to Deep Water at a price per share of US$17.39 (the “Share Transfer”).

Accordingly, Thetis, Deep Water and Seaspan hereby authorize AST to transfer the Shares from Thetis to Deep Water effective immediately. The Shares are unrestricted and are held in book-entry form and shall continue to be held in book-entry form and without any restrictive legends after the transfer to Deep Water. Please also waive any requirement for a Medallion Guarantee.

The undersigned hereby agree to the authorizations, statements and facts set forth above.

Seaspan Corporation /s/ Sai W. Chu Sai W. Chu Chief Financial Officer	Deep Water Holdings, LLC /s/ Lawrence R. Simkins	Thetis Holdings Ltd. /s/ Graham Porter Graham Porter Director